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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                 Pittsburgh Home Financial Corp.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                         (Name of Issuer)

                  Common Stock, $ .01 par value
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                  (Title of Class of Securities)

                           725149 10 8
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                          (CUSIP Number)

                       Mark E. Mazzei, Esq.
              Rose, Schmidt, Hasley & DiSalle, P.C.
                       900 Oliver Building
                    Pittsburgh, PA  15222-2310
                          (412) 434-8600
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
 (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          August 4, 1999
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject to this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) and (4), check the following box / /.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Schedule 13D/A

Company:       Pittsburgh Home Financial Corp.
CUSIP Number:  725149 10 8

_________________________________________________________________
1.        Names of Reporting Persons.        Jeffrey W. Tott
          I.R.S. Identification Nos. of above persons (entities
          only).
_________________________________________________________________
2.        Check the Appropriate Box if a Member of a Group
          (See Instructions)
  (a)

  (b)
 _______________________________________________________________
3.        SEC Use Only
_________________________________________________________________

4.        Source of Funds (See Instructions)   PF
_________________________________________________________________

5.        Check if disclosure of Legal Proceedings Is
               Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________
6.        Citizenship or Place of Organization    U.S.A.
_________________________________________________________________

                    7.   Sole Voting power        106,801
Number of shares    ____________________________________________
Beneficially Owned  8.   Shared Voting Power        -0-
by each Reporting   ____________________________________________
Person With         9.   Sole Dispositive Power   106,801
                    ____________________________________________
                    10.  Shared Dispositive
                         Power                       -0-
_________________________________________________________________
11.       Aggregate Amount Beneficially Owned by Each Reporting
          Person    106,801
_________________________________________________________________
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
_________________________________________________________________
13.       Percent of Class represented by Amount in Row (11)
          6% of Common Stock
_________________________________________________________________
14.       Type of Reporting Person (See Instructions)  IN
_________________________________________________________________


Schedule 13D/A

Company:  Pittsburgh Home Financial Corp.
CUSIP Number: 725149 10 8


Item 1.   Security and Issuer.

This statement relates to the Common Stock, $.01 per share par value (the "Common Stock"), of Pittsburgh Home Financial, a Pennsylvania corporation (the "Company"), whose principal executive offices are located at 438 Wood Street, Pittsburgh Pennsylvania, 15222.

Item 2.   Identity and Background.

a)     Jeffrey W. Tott

b)     Barberry Farm, Barberry Road, Sewickley, PA   15143

c)     President, Specialty Bar Products Company, a Pennsylvania
corporation engaged in the fabrication of specialty metal
products, with an address of 200 Martha Street,  P.O. Box 127,
Blairsville, PA   15717.

d)     None

e)     None

f)     U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration.

       The source of funds for Jeffrey W. Tott's acquisition was personal funds. The aggregate amount of funds used by Mr. Tott in making the acquisitions referred to in this Amendment was was $227,985.25; the aggregate amount of funds used by Mr. Tott in aquiring Issuer's stock is $1,439,411.20.

Item 4.   Purpose of Transaction.

  The purpose for Mr. Tott's acquisition of the Company's securities was investment purposes, though Mr. Tott may acquire additional shares of Common Stock.


Item 5.   Interest in Securities of the Issuer.

  (a) Jeffrey W. Tott is deemed to be the beneficial owner of 106,801 shares of the Company's $.01 Common Stock,which represents, based upon the Company's May 17,1999 Form 10-Q filing with the SEC, approximately 6.01% of the Company's
Common Stock.


(b) Mr. Tott has sole voting power and dispositive power with respect to his shares of Common Stock.

(c) Within the sixty (60) days prior to settlement on Mr. Tott's
Common Stock purchase of July 27, 1999 (which settlement occurred on July 30, 1999), Mr. Tott acquired the following shares of Common Stock, all of which were effected through the use of a broker:

Trans. Date         No. of Shares            Price per Share

5/27/99                1,000                   $13.480
5/27/99                1,000                    13.518
5/27/99                2,000                    13.519
6/09/99                3,000                    13.477
6/14/99                2,000                    13.478
6/21/99                  500                    13.485
6/28/99                2,500                    13.477
7/27/99                5,000                    13.226
                         501                    Dividend Reinvestment

  (d) No person other than Mr. Tott has the right to receive or the power to direct the receipt of (i)interest from or the proceeds from the sale of the Common Stock owned beneficially by Mr. Tott, or (ii) dividends from or the proceeds from the sale of the Common Stock owned beneficially by Mr. Tott.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

None


Item 7.   Material to be filed as Exhibits
None

                            SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/   Jeffrey W. Tott

Date: August 4, 1999.